FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Octuber 06, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Oct 06, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo, SP BRAZIL Tel. 55 11 2113-3552 Fax 55 11 2113-1785 www.sadia.com

São Paulo, October 4, 2005

MARKET ANNOUNCEMENT

Sadia announces partnership to slaughter and process chicken

It is expected that 140 thousand chickens will be slaughtered per day with the agreement with Nicolini; the products will leave the slaughter house with the Sadia brand. The Company will be responsible for the sales.

Sadia established an agreement with Frigorífico Nicolini, which will slaughter and process 140 thousand chickens per day for the Company.

This partnership is similar to that the Company maintains with Minuano and represents an increase in production capacity for chicken of 5%. Additional revenues are estimated at R$150 million per year.

Sadia will supply the chicken and will be responsible for logistics and sales, which will be mainly directed towards the foreign market. Nicolini will be responsible for the slaughter and processing.

Frigorífico Nicolini is located in Garibaldi, in the state of Rio Grande do Sul. With this partnership, Sadia will reinforce its position in this state, where the Company already has a plant, in Três Passos.

Luiz Gonzaga Murat Júnior
Investor Relations Director
Sadia S.A.